December 19, 2024

J. Peter Lloyd
Chief Financial Officer and Director
EQT Exeter Real Estate Income Trust, Inc.
Five Radnor Corporate Center
100 Matsonford Road, Suite 250
Radnor, PA 19087

        Re: EQT Exeter Real Estate Income Trust, Inc.
            Form 10-K for the year ended December 31, 2023
            Form 10-Q for the quarterly period ended September 30, 2024 File No. 333-273163
Dear J. Peter Lloyd:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2024
Notes to Consolidated Financial Statements (Unaudited)
3. Investment in Real Estate, page 10

1. We note your disclosure of your acquisitions during the nine months ended September
       30, 2024. Please tell us how you determined it was unnecessary to provide audited financial statements and pro forma financial information for these acquired entities.
       Refer to Rule 8-05 and Rule 8-06 of Regulation S-X.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295
with any questions.
 December 19, 2024
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction